ITEM 77C

DREYFUS BASIC MONEY MARKET FUND, INC.

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Stockholders of Dreyfus BASIC Money Market Fund, Inc. (the “Fund”) was held on January 4, 2010. Out of a total of 1,009,488,140.149 shares (the “Shares”) entitled to vote at the meeting, a total of 514,982,901.951 shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund’s outstanding Shares as follows:

		Shares

	For	Against	Abstain

1. To approve amending the	400,050,307.181	75,994,150.720	38,938,444.050
Fund’s policy regarding
lending